EXHIBIT 99.2

Fusion Fuel Green Announces Filing of Form F-3 Shelf Registration Statement

DUBLIN, Ireland, May 05, 2022 (GLOBE NEWSWIRE) -- Fusion Fuel Green PLC (NASDAQ: HTOO), ("Fusion Fuel", or "the Company"), announced today that it has filed a "universal shelf" registration statement on Form F-3 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) for the registration of shares of the Company’s Class A common stock, senior or subordinated debt securities, preferred stock and/or warrants (collectively, the "Securities").

If the Registration Statement is declared effective by the SEC, up to $75.0 million of Securities may be offered, separately or together, from time to time and in one or more offerings. The terms of any such offering, including the specific terms and prices of the Securities, will be determined at the time of such offering and be made solely by means of the prospectus included in the Registration Statement and any prospectus supplement that may be filed with the SEC relating to such offering.

The Registration Statement has been filed with the SEC but has not yet become effective. The Securities may not be sold, nor may offers to buy the Securities be accepted, prior to the time the Registration Statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state.

About Fusion Fuel Green plc

Fusion Fuel Green plc. is an emerging leader in the green hydrogen space, committed to accelerating the energy transition and decarbonizing the global energy system by making zero-emissions green hydrogen commercially viable and accessible. Fusion Fuel has created a revolutionary proprietary electrolyzer solution that allows it to produce hydrogen at highly competitive costs using renewable energy, resulting in zero-carbon emissions. Fusion Fuel’s business lines includes the sale of electrolyzer technology to customers interested in building their own green hydrogen capacity, the development of hydrogen plants to be owned and operated by Fusion Fuel and active management of the portfolio of such hydrogen plants as assets, and the sale of green hydrogen as a commodity to end-users through long-term hydrogen purchase agreements.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “will,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements. The Company has based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Some or all of the results anticipated by these forward-looking statements may not be achieved. Further information on the Company’s risk factors is contained in our filings with the SEC. Any forward-looking statement made by us herein speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Investor Relations Contact
ir@fusion-fuel.eu

For further information, please visit https://www.fusion-fuel.eu